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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                        (Amendment No. _______________)*

                        PROTEIN POLYMER TECHNOLOGIES, INC.
                -------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
                            -----------------------
                         (Title of Class of Securities)

                                   74369 7 104
                     -------------------------------------
                                 (CUSIP Number)

                                  April 24, 1998
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                            / /     Rule 13d - 1(b)
                            /X/     Rule 13d - 1(c)
                            / /     Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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------ ------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GBA Capital, LLC

------ ------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)   //
                                                                    (b)   //
------ ------------------------------------------------------------------------
3      SEC USE ONLY

------ ------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

------------------------------- ------ ----------------------------------------
                                5      SOLE VOTING POWER
NUMBER OF                                       1,700,000
SHARES
                                ------ ----------------------------------------
BENEFICIALLY OWNED BY           6      SHARED VOTING POWER
EACH
                               ------ -----------------------------------------
REPORTING                       7      SOLE DISPOSITIVE POWER
PERSON                                          1,700,000
WITH
                                ------ ----------------------------------------
                                8      SHARED DISPOSITIVE POWER


------ ------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,700,000
------ ------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------ ------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                14%
------ ------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

            00

------ ------------------------------------------------------------------------

                               Page 2 of 5 pages
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Item 1(a).      Name of Issuer: Protein Polymer Technologies, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:
                10655 Sorrento Valley Road
                San Diego, CA 92121



              Item 2(a)                                Item 2(b)                          Item 2(c)

                                                                                     Citizenship or Place
        Name of Person Filing                           Address                       of Organization
GBA Capital, LLC, a New York                    c/o Gerschel & Co., Inc.                   New York
limited liability company                      720 Fifth Ave, 10th Floor
                                                   New York, NY 10019


Item 2(d).      Title of Class of Securities:

                GBA Capital, LLC ("GBA") has acquired 10,000 shares of Series E Convertible Preferred Stock ("Preferred") which are convertible into 800,000 shares of the Company's common stock. In addition, GBA has acquired 600,000 First Warrants to purchase 600,000 shares of the Company's common stock at $2.50 a share and 300,000 Second Warrants to purchase 300,000 shares of the Company's common stock at $5.00 a share (together, the First and Second Warrants, the "Warrants").

Item 2(e).      CUSIP Number:  74369 7 104
                ------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b), or (c) check whether the person filing is a:

          (a)    //   Broker or Dealer registered under Section 15 of the
                      Securities Exchange Act of 1934 (the "Act");

          (b)   //    Bank as defined in Section 3(a)(6) of the Act;

          (c)   //    Insurance Company as defined in Section 3(a)(19) of the
                      Act;

          (d)   //    Investment Company registered under Section 8 of the
                      Investment Company Act of 1940;

          (e)   //    An investment adviser in accordance with Section240.13d
                      - 1(b)(1)(ii)(E);

          (f)   //    An employee benefit plan, or endowment fund in accordance
                      with Section240.13d-1(b)(1)(ii)(F);

          (g)   //    A parent holding company or control person in accordance
                      with Section240.13d-1(b)(ii)(G);

                               Page 3 of 5 pages

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          (h)   //    A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i)   //    A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)   //    Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the
                      Act.

          If this statement is filed pursuant to Section 240.13d - 1(c), check this box /X/.

Item 4.   Ownership.

          The information in items 1 and 5 through 11 on the cover page on
          Schedule 13G is hereby incorporated by reference.

          Note: The percentage in item 11 is calculated based on the (i) 10,437,028 shares of common stock reported to be outstanding in the Annual Report on Form 10-KSB of Protein Polymer Technologies, Inc. for the fiscal year ended December 31, 1997 and (ii) the number of shares of Common Stock (1,700,000) issuable upon the conversion of the Preferred Stock and the exercise of the Warrants.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 4 of 5 pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   May 1, 1998

                                               GBA CAPITAL, LLC

                                               By:  /s/ Marc Scherr
                                                  -----------------------------
                                                    Marc Scherr
                                                    Manager



                               Page 5 of 5 pages